October 17, 2011


Mr. Karl Okamoto
Chair, Search Committee of the Board
Cosi, Inc.
1751 Lake Cook Road
Suite 600
Deerfield, Illinois  60015

Dear Mr. Okamoto,

Thank you for your letter dated October 16, 2011.

I continue to be very interested in serving as CEO of Cosi, Inc., but my candidacy is fundamentally different than any other candidate you may be interviewing.

My offer to serve for $1 a year and bring a minimum of $10 million of new capital to the table would seem to differentiate me vs. any other candidate you may be interviewing, above and beyond my documented track record in the restaurant industry. All of this together is integral to the plan.

Simply put, if the Board adopts my proposal submitted October 12, 2011, I would definitely be interested in being interviewed by the Elliot Group as a potential CEO to greatly enhance shareholder value as part of the restructuring of Cosi, Inc.

Since the Board has not responded to my proposal, are you telling me that there is no process in which I can speak with the Board of Directors, or a portion of the Board of Directors, other than the one you have outlined?

I am reaching out to you in a good faith effort to find common ground in a way that would be most beneficial to all stakeholders of Cosi, Inc, starting with shareholders.


Sincerely,



Brad Blum

BLUM Growth Fund, LLC
250 Park Avenue South
Suite 510
Winter Park, FL  32789